12012667

MAR 15 2012

RECEIVED

BB 3/24 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, Floor 39
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandon W. Gardner (212) 603-5522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/5

OATH OR AFFIRMATION

I, Joseph Ravitch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raine Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Executive Officer

Title

Notary Public

CYNTHIA A. LEHNING
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LE6222349
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 24, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition.~~
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raine Securities LLC
Statement of Financial Condition
December 31, 2011

Raine Securities LLC
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Member of
Raine Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Raine Securities LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 14, 2012

Raine Securities LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	5,646,642
Accounts receivable, net		409,742
Prepaid expenses		94,383
Deposit with clearing firm		50,013
Due from affiliate		5,242
Total assets	$	6,206,022
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	80,411
Due to affiliate		4,222,524
Total liabilities	$	4,302,935
Member's equity		1,903,087
Total Liabilities and Member's Equity	$	6,206,022

The accompanying notes are an integral part of this financial statement.

1. Organization

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

The Company's engagement letter agreements and other documents and arrangements with its clients allow for certain qualified expenses incurred by the Company to be reimbursed by its clients in connection with services provided. Reimbursable expenses consist primarily of out of pocket expenditures for travel, lodging and related costs. The Company recognizes reimbursable expenses as a component of Accounts receivable at the time of incurrence and typically bills such expenses when the services related to the underlying transactions are completed under the terms of the assignment. At December 31, 2011, reimbursable expenses of $289,742 were included in Accounts receivable, net on the accompanying statement of financial condition and of which approximately $153,368 were due from clients with whom arrangements are informal. At December 31, 2011, the Company established an allowance of $50,009 for reimbursable expenses for which there is no formal agreement. In cases in which management determines that collection will not occur, either a direct write-off is recorded or the allowance previously established is relieved.

The Company may be exposed to credit risk regarding its accounts receivables. The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its accounts receivable is limited. There is no collateral held for the receivables as of December 31, 2011. Nine clients accounted individually for more than 5% receivables as of December 31, 2011. These clients represented 60% of receivables as of December 31, 2011.

Income Taxes

The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal income tax purposes. Therefore, the Company makes no provision for federal or state income taxes. However, the Company and Raine Group are subject to the New York City Unincorporated Business Tax ("NYC UBT"). Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2011, there are no uncertain tax positions.

The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2008.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Due to Affiliate

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). As of December 31, 2011, Raine Securities owed $4,222,524 to Raine Group in accordance with such Expense Sharing Agreement.

4. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,000 with its clearing broker. For the year ended December 31, 2011, the Company did not conduct any customer securities transactions.

5. **Income Taxes**

The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company files income tax returns on a consolidated basis with Raine Group. The Company has accrued a provision for its share of New York City's Unincorporated Business Tax ("NYC UBT") based on the separate return method accepted under ASC 740, "Accounting for Income Taxes".

As of December 31, 2011, the Company has a deferred tax asset of $5,242 included in Due from affiliate. The Company expects that it will be able to generate sufficient taxable income in future periods, and as a result no valuation allowance for the deferred tax asset has been recorded.

6. **Member's Equity**

For the year ended December 31, 2011, the Company received $300,000 in capital contributions from Raine Advisors.

7. **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2012 through March 14, 2012, the date these financial statements were issued. The Company did not have any significant subsequent events to report.